UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-35095

A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

United Community Banks, Inc. 401(k) Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:

United Community Banks, Inc.
125 Highway 515 East, PO Box 398
Blairsville, GA 30514

UNITED COMMUNITY BANKS, INC.

401(K) PLAN

Financial Statements and Supplemental Schedule

December 31, 2014 and 2013

(with Report of Independent Registered Public Accounting Firm)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Committee Members

United Community Banks, Inc. 401(k) Plan

Blairsville, Georgia

We have audited the accompanying statements of net assets available for benefits of United Community Banks, Inc. 401(k) Plan as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of United Community Banks, Inc. 401(k) Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Supplement Schedule of Assets (Held as of End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

Atlanta, Georgia

June 29, 2015

235 Peachtree Street NE | Suite 1800 | Atlanta, Georgia 30303 | Phone 404.588.4200 | Fax 404.588.4222

UNITED COMMUNITY BANKS, INC. 401(K) PLAN

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Assets:

Cash	$-	$9,910
Investments at fair value:
Common stock of United Community Banks, Inc.	9,760,618	9,826,720
Collective investment fund	4,877,294	5,244,982
Shares of registered investment company mutual funds	70,093,780	66,709,231
Total investments	84,731,692	81,780,933

Receivables:
Accrued dividends	25,726	62,248
Due from brokers for securities sold	-	5,135
Total receivables	25,726	67,383
Total assets	84,757,418	81,858,226

Liabilities:
Other payables	2,509	129,009
Total liabilities	2,509	129,009
Net assets available for benefits, at fair value	84,754,909	81,729,217
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(70,702)	(15,097)
Net assets available for benefits	$84,684,207	$81,714,120

See accompanying notes to financial statements.

2

UNITED COMMUNITY BANKS, INC. 401(K) PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2014

Additions to net assets attributed to:
Investment gains:
Interest and dividends	$3,675,168
Net appreciation in fair value of investments	1,559,829
Total investment gains	5,234,997

Contributions:
Employer match	1,200,604
Employee deferrals	4,196,022
Employee rollovers and other	142,439
Total contributions	5,539,065
Settlement proceeds	2,567,017
Total additions	13,341,079

Deductions from net assets attributed to:
Distributions paid to participants	9,974,061
Administrative expenses	224,614
Other	172,317
Total deductions	10,370,992

Increase in net assets available for benefits	2,970,087
Net assets available for plan benefits:
Beginning of year	81,714,120
End of year	$84,684,207

See accompanying notes to financial statements.

3

UNITED COMMUNITY BANKS, INC. 401(K) PLAN

Notes to Financial Statements

(1)	Description of the Plan

The following description of United Community Banks, Inc. 401(k) Plan (the “Plan”, formerly known as the United Community Banks, Inc. Profit Sharing Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan and was formed to provide benefits exclusively for the employees of United Community Banks, Inc. and its subsidiaries (the “Company”). Employees are eligible to participate in the Plan on the next immediate enrollment date following employment, but are eligible to participate in the matching portion of the Plan after the completion of one year of service with the Company as defined in the Plan documents. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Employees of the Company participating in the Plan are entitled to make pre-tax contributions to the Plan in amounts ranging from 2% to 75% of their annual base salary and commissions, subject to mandated maximum limitations. The Company matches 50% of participant contributions up to 5% of the participant’s annual base salary and commissions for those who have completed at least one year of service and have elected to make deferred contributions. The Company may also make an additional discretionary contribution in any Plan year. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution, and Plan earnings. The benefit to which a participant is entitled is the benefit that is available in the participant’s vested account.

Vesting

Participants are immediately vested in their contributions to the Plan plus actual earnings thereon. Participants vest in the Company’s contributions according to the following schedule:

Years of Service	Percentage
Less Than 1	0%
2	33%
3	66%
More Than 3	100%

Participants automatically become 100% vested upon death or disability while still an active employee of the Company. Upon termination of employment, amounts not vested will be forfeited with such forfeitures reducing future Company contributions to the Plan.

In-Service Withdrawals

The Plan allows in-service withdrawals for active employees who have attained the age of 59 ½ years. Only one in-service withdrawal may be made by a participant during a calendar year for a minimum amount of $1,000.

Payment of Benefits

Upon retirement, a participant is entitled to receive 100% of the vested account balance in a lump-sum distribution or periodic payments over a predetermined period. Upon the death of a participant, the designated beneficiary is entitled to receive 100% of the participant’s account in a lump-sum distribution or periodic payments over a predetermined period. In addition, disabled participants are entitled to 100% of their account balance. Plan participants who are terminated for reasons other than retirement, death or disability are entitled to receive only the vested portion of their account. The Plan also allows for certain hardship withdrawals prior to termination of employment. Benefits are recorded when paid.

4

UNITED COMMUNITY BANKS, INC. 401(K) PLAN

Notes to Financial Statements, continued

(1)	Description of the Plan, continued

Administrative Expenses

The Plan pays substantially all administrative expenses.

Forfeited Accounts

At December 31, 2014 and 2013, forfeited non-vested accounts approximated $2,000 and $4,000, respectively. These amounts will be used to reduce future Company contributions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The participants affected by the termination or discontinuance of contributions will immediately become 100% vested in their accounts.

(2)	Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Basis of Accounting

The financial statements of the Plan have been prepared using the accrual method of accounting and present the net assets available for benefits and changes in those assets of the Plan. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation

The Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification Topic 820 (“ASC 820”) Fair Value Measurements and Disclosures defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements. ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Fair Value Hierarchy

Level 1 Valuation is based upon quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access.

Level 2 Valuation is based upon quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

Level 3 Valuation is generated from model-based techniques that use at least one significant assumption based on unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

5

UNITED COMMUNITY BANKS, INC. 401(K) PLAN

Notes to Financial Statements, continued

(2)	Summary of Significant Accounting Policies and Recent Accounting Pronouncements, continued

Fair Value Hierarchy, continued

The Plan’s investments are reported at fair value. The relevant accounting standard for defined contribution plans defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts. As required by the standards, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value in the Plan’s Statements of Net Assets Available for Benefits with a corresponding adjustment to reflect this investment at contract value.

The Company’s common stock trades on the Nasdaq Global Select Market (“Nasdaq”), and its value is based on a quoted market price. Investments in mutual funds held are stated at fair value based on quoted market prices of the underlying fund securities. The fair value of the underlying assets of the collective investment fund is based upon the fair value of the underlying assets of the trust according to the Trustee’s valuation. The contract value of participation units owned in the common collective trust fund are based on quoted redemption values, as determined by the Trustee on the last business day of the Plan year.

In accordance with ASC 820, the Plan’s investments in the Company’s common stock and mutual funds are classified as Level 1 recurring items since their valuation is based upon quoted market prices in active markets for identical assets. The Plan’s investment in the collective investment fund is classified as a Level 2 recurring item since its valuation includes discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. At December 31, 2014 and 2013, the Plan held investments in the Company’s common stock amounting to $9,760,618 and $9,826,720, respectively. This investment represented 12% of total investments at December 31, 2014 and 2013. A significant decline in the market value of the Company’s common stock would significantly affect the net assets available for benefits. Effective January 1, 2015, participants can not invest additional funds in the Company’s common stock, although existing balances invested in the Company’s common stock can be maintained.

The Plan provides for investments in various investment securities, which are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits.

The net gain or loss from investment activity includes realized and unrealized gains and losses from investment activity as well as earnings on investments. Unrealized gains and losses are calculated as the difference between the current value of securities as of the end of the Plan year and either the current value at the end of the preceding year or the actual cost if such investments were purchased during the current year. Realized gains or losses on sales of investments are calculated as the difference between sales proceeds and the current value of investments at the beginning of the year or the actual cost if such investments were purchased during the year. Earnings on investments include interest and dividends received on the Company’s common stock and mutual fund shares.

Securities transactions are recorded on the trade date. Interest income is recorded on an accrual basis when it is earned. Dividend income is recorded on the ex-dividend date.

Recent Accounting Pronouncements

In May 2015, the FASB issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by ASC 820. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, with retrospective application to all periods presented. Early application is permitted. The adoption of this standards update is not expected to have a material impact on the Plan’s financial statements.

6

UNITED COMMUNITY BANKS, INC. 401(K) PLAN

Notes to Financial Statements, continued

(3)	Investments

The following table represents investments at December 31, 2014 and 2013:

	December 31,
	2014	2013
United Community Banks, Inc. common stock (515,344 and 553,618 shares at December 31, 2014 and 2013, respectively)	$9,760,618	$9,826,720

Collective investment fund:
T. Rowe Price Stable Value Common Trust Fund	$4,877,294	$-
Federated Capital Preservation Fund	-	5,244,982
Total collective investment fund	$4,877,294	$5,244,982

Mutual funds:
T. Rowe Price Growth Stock Fund	$6,299,789	$6,285,329
PRIMECAP Odyssey Aggressive Growth Fund	6,210,736	5,297,698
T. Rowe Price Retirement 2025 Fund	5,974,206	-
T. Rowe Price Retirement 2030 Fund	5,905,916	-
T. Rowe Price Retirement 2020 Fund	5,281,448	-
PIMCO Total Return Bond Fund	5,054,635	5,963,789
Vanguard 500 Index Fund	4,781,667	4,264,003
Goldman Sachs Mid Cap Value Fund	4,316,052	4,186,999
T. Rowe Price Retirement 2015 Fund	4,196,484	-
T. Rowe Price Institutional Large Cap Value Fund	3,895,719	-
T. Rowe Price Retirement 2035 Fund	3,113,103	-
Harbor International Fund	2,454,994	2,906,040
American Beacon Stephens Small Cap Growth Fund	2,169,636	-
T. Rowe Price Retirement 2010 Fund	2,132,857	-
DFA US Small Cap Value Portfolio	2,105,507	-
T. Rowe Price Retirement 2040 Fund	1,549,576	-
T. Rowe Price Retirement 2045 Fund	1,314,760	-
BlackRock Inflation Protected Bond Portfolio	1,266,753	-
Vanguard Small Cap Index Fund	708,755	450,512
Vanguard Mid Cap Index Fund	568,751	415,181
T. Rowe Price Retirement 2050 Fund	310,148	-
Vanguard Total International Stock Index Fund	174,592	88,070
Vanguard Total Bond Market Index Fund	131,632	32,309
T. Rowe Price Retirement 2005 Fund	98,843	-
T. Rowe Price Retirement 2055 Fund	75,312	-
T. Rowe Price Prime Reserve Fund	1,909	-
Northern Small Cap Value Fund	-	2,315,058
Eagle Small Cap Growth I Fund	-	2,391,448
American Independence Stock Fund	-	4,029,502
MFS Lifetime 2050 Fund	-	127,275
MFS Lifetime 2040 Fund	-	7,385,715
MFS Lifetime 2030 Fund	-	7,690,804
MFS Lifetime 2020 Fund	-	9,329,886
MFS Lifetime Retirement Income Fund	-	2,777,258
American Century Inflation Adjust Bond Fund	-	772,355
Total mutual funds	$70,093,780	$66,709,231

7

UNITED COMMUNITY BANKS, INC. 401(K) PLAN

Notes to Financial Statements, continued

(3)	Investments, continued

During 2014, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as detailed below:

Year Ended
December 31, 2014

Net change in investments at fair value as determined by quoted market price:
Collective investment fund	$70,702
Mutual funds	804,167
United Community Banks, Inc. common stock	684,960
Net change in fair value	$1,559,829

Single investments representing more than 5% of the Plan’s net assets available for benefits as of December 31, 2014 and/or 2013, are separately identified.

	December 31,
	2014	2013

United Community Banks, Inc. common stock	$9,760,618	$9,826,720
T. Rowe Price Growth Stock Fund	6,299,789	6,285,329
PRIMECAP Odyssey Aggressive Growth Fund	6,210,736	5,297,698
T. Rowe Price Retirement 2025 Fund	5,974,206	-
T. Rowe Price Retirement 2030 Fund	5,905,916	-
T. Rowe Price Retirement 2020 Fund	5,281,448	-
PIMCO Total Return Bond Fund	5,054,635	5,963,789
T. Rowe Price Stable Value Common Trust Fund	4,877,294	-
Vanguard 500 Index Fund	4,781,667	4,264,003
Goldman Sachs Mid Cap Value Fund	4,316,052	4,186,999
MFS Lifetime 2040 Fund	-	7,385,715
MFS Lifetime 2030 Fund	-	7,690,804
MFS Lifetime 2020 Fund	-	9,329,886
Federated Capital Preservation Fund	-	5,244,982

(4)	Tax Status

The Plan obtained its latest determination letter on November 20, 2013, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan sponsor and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8

UNITED COMMUNITY BANKS, INC. 401(K) PLAN

Notes to Financial Statements, continued

(5)	Party-In-Interest Transactions

During the course of the year, the Plan enters into certain party-in-interest transactions with the Company and the Plan’s trustee. The Company, as the Plan sponsor, may declare cash dividends on its common stock on a quarterly basis throughout the year. In 2014, the Plan recorded dividends of approximately $58,532 on its investment in the Company’s stock. Additionally, the Company may provide a discretionary contribution to the Plan’s participants, which is based on the diluted earnings per share of the Company. No discretionary contribution was made for the 2014 Plan year.

The Plan regularly purchases shares of the Company’s common stock directly from the Company based on the average of the high and low price for the Company’s common stock as reported by Nasdaq on the date of transaction. During 2014, the Plan purchased 17,373 shares directly from the Company.

During 2014, the Plan’s trustee changed from INTRUST Bank, N.A. to T. Rowe Price Trust Company. The trustee also functions as the custodian and record keeper for the Plan. The cost for these services totaled $224,614 for 2014 and is presented on the Statement of Changes in Net Assets Available for Benefits as administrative expenses. The fees for 2014 for trustee and custodial services amounted to $175,643 and for record keeping amounted to $48,971.

(6)	Fair Value Measurements

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s assets measured at fair value on a recurring basis at December 31, 2014 and 2013.

December 31, 2014	Level 1	Level 2	Level 3	Total
Assets
UCBI common stock	$9,760,618	$-	$-	$9,760,618
Small cap equity funds	4,983,898	-	-	4,983,898
Mid cap equity funds	11,095,539	-	-	11,095,539
Large cap equity funds	14,977,175	-	-	14,977,175
International equity funds	2,629,586	-	-	2,629,586
Target date funds	29,952,653	-	-	29,952,653
Taxable bond funds	1,266,753	-	-	1,266,753
Pooled fixed income funds	5,186,267	-	-	5,186,267
Collective investment fund	-	4,877,294	-	4,877,294
Other	1,909	-	-	1,909
Total	$79,854,398	$4,877,294	$-	$84,731,692

December 31, 2013	Level 1	Level 2	Level 3	Total
Assets
UCBI common stock	$9,826,720	$-	$-	$9,826,720
Small cap equity funds	5,157,017	-	-	5,157,017
Mid cap equity funds	9,899,879	-	-	9,899,879
Large cap equity funds	14,578,834	-	-	14,578,834
International equity funds	2,994,110	-	-	2,994,110
Target date funds	27,310,937	-	-	27,310,937
Taxable bond funds	772,355	-	-	772,355
Pooled fixed income funds	5,996,099	-	-	5,996,099
Collective investment fund	-	5,244,982	-	5,244,982
Total	$76,535,951	$5,244,982	$-	$81,780,933

9

UNITED COMMUNITY BANKS, INC. 401(K) PLAN

Notes to Financial Statements, continued

(7)

Benefits Paid After Year-End and Reconciliation to Form 5500

There were no distributions that were requested prior to December 31, 2014 but paid in 2015. There were six distributions totaling $10,543 that were requested prior to December 31, 2013 but were paid in 2014.

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013, to Form 5500:

	December 31,
	2014	2013

Net assets available for benefits as reported in the the financial statements	$84,684,207	$81,714,120
Fair value adjustment on fully benefit-responsive investment contracts	70,702	-
Benefit Claims Payable	-	(10,543)

Net assets available for benefits as reported in the Form 5500	$84,754,909	$81,703,577

The following is a reconciliation of the changes in net assets available for benefits for the year ended December 31, 2014, as reported in the financial statements to the Form 5500:

For the Year Ended December 31, 2014
Change in net assets available for benefits as reported in the financial statements	$2,970,087
Fair value adjustment on fully benefit-responsive investment contracts	70,702
Change in Benefit Claims Payable	10,543

Change in net assets available for benefits as reported in the Form 5500	$3,051,332

(8)	Litigation

On August 5, 2011, a participant of the Plan filed a class action complaint in the U.S. District Court for the Northern District of Georgia on behalf of participants and beneficiaries of the Plan alleging that the Company, the Employee Benefits Committee of the Company and certain of the Company’s officers and employees violated certain disclosure requirements and fiduciary duties established under ERISA. Though the Company and its affiliates, officers, and employees denied any liability asserted against it and opposed the claims asserted, in an effort to eliminate extensive costs associated with protracted litigation, the defendants determined it prudent to negotiate a resolution to the matter. Accordingly, without admitting liability, the named defendants entered into settlement with the plaintiffs, which was approved by the Court on December 12, 2013. After reduction for class counsel’s attorney’s fees and costs, the remainder of the settlement amount, $2,567,017, was allocated to the Plan accounts of each class member in accordance with the Court-approved plan of allocation.

(9)

Subsequent Events

The Plan Administrator has evaluated the effects on the Plan financial statements of subsequent events that have occurred subsequent to December 31, 2014 through the date these financial statements were issued. During this period, there have been no material events that would require recognition in the financial statements or disclosures to the financial statements.

10

UNITED COMMUNITY BANKS, INC. 401(K) PLAN

Schedule H, Part IV, Line 4:

Schedule of Assets (Held at End of Year)

December 31, 2014

Employer Identification Number: 58-0554454

Plan Number: 001

(a)	Identity of issuer or similar party (b)	Description of assets (c)	Cost (d)	Fair Value (e)

*	United Community Banks, Inc.	Common stock - 515,344 shares	N/A	$9,760,618
*	T. Rowe Price	T. Rowe Price Growth Stock Fund - 121,266 shares	N/A	6,299,789
	PRIMECAP Management Company	PRIMECAP Odyssey Aggressive Growth Fund - 188,604 shares	N/A	6,210,736
*	T. Rowe Price	T. Rowe Price Retirement 2025 Fund - 380,280 shares	N/A	5,974,206
*	T. Rowe Price	T. Rowe Price Retirement 2030 Fund - 256,556 shares	N/A	5,905,916
*	T. Rowe Price	T. Rowe Price Retirement 2020 Fund - 255,019 shares	N/A	5,281,448
	PIMCO Funds	PIMCO Total Return Bond Fund - 474,168 shares	N/A	5,054,635
*	T. Rowe Price	T. Rowe Price Stable Value Common Trust Fund - 4,806,592 shares	N/A	4,877,294
	Vanguard Funds	Vanguard 500 Index Fund - 25,181 shares	N/A	4,781,667
	Goldman Sachs	Goldman Sachs Midcap Value Fund - 103,801 shares	N/A	4,316,052
*	T. Rowe Price	T. Rowe Price Retirement 2015 Fund - 290,013 shares	N/A	4,196,484
*	T. Rowe Price	T. Rowe Price Institutional Large Cap Value Fund - 189,113 shares	N/A	3,895,719
*	T. Rowe Price	T. Rowe Price Retirement 2035 Fund - 186,861 shares	N/A	3,113,103
	Harbor Funds	Harbor International Fund - 37,897 shares	N/A	2,454,994
	American Beacon	American Beacon Stephens Small Cap Growth Fund - 130,859 shares	N/A	2,169,636
*	T. Rowe Price	T. Rowe Price Retirement 2010 Fund - 120,296 shares	N/A	2,132,857
	Dimensional Fund Advisors	DFA US Small Cap Value Portfolio - 60,209 shares	N/A	2,105,507
*	T. Rowe Price	T. Rowe Price Retirement 2040 Fund - 64,782 shares	N/A	1,549,576
*	T. Rowe Price	T. Rowe Price Retirement 2045 Fund - 82,173 shares	N/A	1,314,760
	BlackRock	BlackRock Inflation Protected Bond Fund - 117,728 shares	N/A	1,266,753
	Vanguard Funds	Vanguard Small Cap Index Fund - 12,686 shares	N/A	708,755
	Vanguard Funds	Vanguard Mid Cap Index Fund - 3,718 shares	N/A	568,751
*	T. Rowe Price	T. Rowe Price Retirement 2050 Fund - 23,128 shares	N/A	310,148
	Vanguard Funds	Vanguard Total International Stock Index Fund - 6,715 shares	N/A	174,592
	Vanguard Funds	Vanguard Total Bond Market Index Fund - 12,110 shares	N/A	131,632
*	T. Rowe Price	T. Rowe Price Retirement 2005 Fund - 7,603 shares	N/A	98,843
*	T. Rowe Price	T. Rowe Price Retirement 2055 Fund - 5,658 shares	N/A	75,312
*	T. Rowe Price	T. Rowe Price Prime Reserve Fund - 1,909 shares	N/A	1,909

*	Party-in-interest

N/A- Value is not applicable due to investment being participant directed.

11

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Community Banks, Inc.
401(k) Plan

By:	/s/ Michael Verill
Title: Assistant Vice President T. Rowe Price Trust Company

Date: June 29, 2015

12

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

13